Exhibit 99.2

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Notice of Meeting

and

Management Information Circular

with respect to the

Special General Meeting of Shareholders of

Kolibri Global Energy Inc.

to be held on November 25, 2025

THE BOARD OF DIRECTORS OF KOLIBRI GLOBAL ENERGY INC. RECOMMENDS SHAREHOLDERS VOTE AGAINST THE SHAREHOLDER RESOLUTION.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES TODAY

These materials are important and require your immediate attention.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

A Special General Meeting of Shareholders of Kolibri Global Energy Inc. (“Kolibri” or the “Company”) has been called by the Company to be held at the Hyatt Regency Westlake, 880 S. Westlake Blvd, Westlake Village, CA 91361, United States on Tuesday, November 25, 2025 at 9:00 a.m. (Pacific Time). A shareholder has requested that the meeting be held to vote on altering the Notice of Articles of the Company to cap the number of common shares that the Company (“Shares”) is authorized to issue (the “Share Limit”) at 37,367,894 (the “Proposed Resolution”).

The Board has carefully reviewed the Proposed Resolution and determined that its adoption would be detrimental to shareholders and not in the best interests of the Company.

Management and the Board unanimously recommend that shareholders vote AGAINST the Proposed Resolution.

As a valued shareholder, you should be fully informed and understand why the Proposed Resolution will negatively impact the value of your investment. In reaching its conclusion that the Proposed Resolution is not in the best interests of the Company, the Board considered several factors including the following:

✗	THE PROPOSED RESOLUTION WILL MATERIALLY LIMIT ANY FUTURE SHARE ISSUANCES WITHOUT SHAREHOLDER APPROVAL, IMPACTING GROWTH AND FLEXIBILITY.

✗	EVEN A RELATIVELY SMALL INCREASE TO THE COMPANY’S AUTHORIZED SHARE CAPITAL COULD REQUIRE THE CALLING OF A SHAREHOLDER MEETINGS, RESULTING IN UNNECESSARY COSTLY FEES AND AVOIDABLE DELAYS.

✗	THE PROPOSED RESOLUTION THREATENS THE COMPANY’S COMPETITIVE POSITION AND COULD BE NEGATIVELY INTERPRETED BY THE MARKET, REDUCING STRATEGIC GROWTH OPTIONALITY.

✗	THE COMPANY IS ALREADY SUBJECT TO EXISTING ROBUST REGULATORY SAFEGUARDS TO PROTECT SHAREHOLDERS WITHOUT NEEDING TO UNDULY RESTRICT ORDINARY-COURSE SHARE ISSUANCES.

✗	THE PROPOSED RESOLUTION WILL IMPEDE THE BOARD’S ABILITY TO DISCHARGE ITS FIDUCIARY DUTIES AND ACT IN THE BEST INTERESTS OF THE COMPANY.

More details can be found under “The Board’s Position on the Proposed Resolution”.

Overall, the Proposed Resolution would leave the Company with limited flexibility to pursue accretive acquisitions, raise capital or issue equity compensation under its shareholder-approved plans. Even relatively small share issuances may require convening a shareholder meeting, introducing unnecessary costs, delays, operational inefficiency, and impeding the Board’s ability to discharge its fiduciary duties.

Kolibri’s Officers and Directors’ Voting Intentions

All of the officers and directors of the Company oppose the Proposed Resolution and have agreed to vote, or cause to be voted, all of the Shares held or controlled by them against the Proposed Resolution. These Shares represent, in aggregate, approximately 17.35% of the issued and outstanding Shares.

Vote AGAINST the Proposed Resolution Today

Your participation at the meeting is important regardless of the number of shares you hold. You can vote using your form of proxy or voting instruction form (together, the “GREEN Proxy”). Shareholders are encourage to vote well in advance of the proxy voting deadline being Friday, November 21, 2025 at 9:00 a.m. (Pacific Time).

“Evan Templeton” EVAN TEMPLETON Chairman of the Board	“Wolf Regener” WOLF REGENER President & Chief Executive Officer

KOLIBRI GLOBAL ENERGY INC.
925 Broadbeck Drive, Suite 220
Thousand Oaks, California 91320

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a special general meeting of the shareholders of Kolibri Global Energy Inc. (the “Company”) will be held at the Hyatt Regency Westlake, 880 S. Westlake Blvd, Westlake Village, CA 91361, United States on Tuesday, November 25, 2025 at 9:00 a.m. (Pacific Time), for the following purposes:

1.	to consider and, if thought advisable, to pass an ordinary resolution to alter the Notice of Articles of the Company to establish that the maximum number of common shares that the Company is authorized to issue is 37,367,894 (the “Proposed Resolution”); and

2.	to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The Board has carefully reviewed the Proposed Resolution and determined that its adoption would be detrimental to shareholders and not in the best interests of the Company. Management and the Board unanimously recommends that shareholders vote AGAINST the Proposed Resolution.

All of the officers and directors of the Company oppose the Proposed Resolution and have agreed to vote, or cause to be voted, all of the common shares of the Company (“Shares”) held or controlled by them against the Proposed Resolution. These Shares represent, in aggregate, approximately 17.35% of the issued and outstanding Shares.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice of meeting.

Shareholders can join the meeting by telephone by requesting the dial-in details to our conference line from Katie Peterson at kpeterson@kolibrienergy.com. Please dial-in 5-10 minutes prior to the scheduled start time.

Shareholders who dial-in to our conference line will be not able to vote through this method. We recommend that you vote using the GREEN Proxy in advance of the meeting.

DATED this 6th day of October, 2025.

By Order of the Board of Directors of Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER President and Chief Executive Officer

KOLIBRI GLOBAL ENERGY INC.

925 Broadbeck Drive, Suite 220

Thousand Oaks, California 91320

MANAGEMENT INFORMATION CIRCULAR

(Unless otherwise indicated, all information is as at October 6, 2025)

The Company is providing this information circular (the “Information Circular”) and a GREEN Proxy in connection with management’s solicitation of proxies for use at the special general meeting (the “Meeting”) of the Company to be held on Tuesday, November 25, 2025 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

THE PROPOSED RESOLUTION

X	The Board of Directors Recommends Shareholders vote AGAINST

Background and Summary of Proposed Resolution

On September 3, 2025, the board of directors of the Company (the “Board”) was delivered a requisition (the “Requisition”) by CDS & Co. as registered shareholder of the Company on behalf of certain of its participants, themselves holding common shares of the Company (“Shares”) as custodians on behalf of TFG Asset Management UK LLP, the beneficial owner of the Shares supporting the Requisition, pursuant to section 167 of the Business Corporations Act (British Columbia) (the “BCBCA”).

The Requisition requested that the directors of the Company call a special meeting of shareholders to consider and, if thought advisable, to pass an ordinary resolution to alter the Notice of Articles of the Company to establish that the maximum number of common shares that the Company is authorized to issue is 37,367,894 (the “Proposed Resolution”). A copy of the entire text of the Requisition is attached to this Information Circular as Schedule “A”.

To be adopted, the Proposed Resolution must be approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. If the Proposed Resolution is approved by shareholders, the Company will be required to file a Notice of Alteration under the BCBCA to effect the Proposed Resolution.

The Board’s Position on the Proposed Resolution

The Board has carefully reviewed the Proposed Resolution and determined that its adoption would be detrimental to shareholders and not in the best interests of the Company.

Management and the Board unanimously recommends that shareholders vote against the Proposed Resolution to alter the Notice of Articles.

All of the officers and directors of the Company oppose the Proposed Resolution and have agreed to vote, or cause to be voted, all of the Shares held or controlled by them against the Proposed Resolution. These Shares represent, in aggregate, approximately 17.35% of the issued and outstanding Shares.

1

The Proposed Resolution will materially limit the Company’s ability to issue Shares without obtaining shareholder approval.

As of the date of this Information Circular, the Company has 35,376,833 Shares issued and outstanding. Additionally, the Company has 977,621 stock options (“Stock Options”) and 509,959 restricted share units (“RSUs”) issued and outstanding under the Company’s stock option and restricted share unit plans (together, the “Incentive Plans”). Together, this represents a fully diluted share capital of 36,864,413 Shares.

The Proposed Resolution would limit the total number of Shares issuable by the Company to 37,367,894 (the “Share Limit”). If passed, the Proposed Resolution would therefore limit the Company from issuing more than 503,481 Shares (based on the number of Shares currently issued and outstanding) without obtaining shareholder approval to raise the Share Limit. This represents only approximately 1.3% in additional room for further Share issuances, leaving very limited ability for the Company to issue shares for any purpose – such as accretive acquisitions, equity financing, or equity compensation. The Share Limit as presented in the Proposed Resolution also does not account for any potential adjustments to outstanding Shares, such as share splits.

Even a relatively small increase to the Company’s authorized share capital could require the calling of a shareholders’ meeting.

If the Proposed Resolution is passed, the Company would be restricted from issuing Shares beyond the Share Limit. The only way for the Company to issue Shares in excess of the Share Limit will be to obtain explicit shareholder approval in every instance, and because the Company is a public company, this will require the calling of a shareholders’ meeting. While it is important for shareholders’ meetings to be held on an annual basis, they are costly and time intensive. Shareholders’ meetings necessitate legal, advisory, printing, mailing, and solicitation costs, and require management’s time and attention. These resources are better deployed towards executing the Company’s strategy of continued development and exploitation of its Tishomingo Shale oil property, which provides a stable production and reserve platform, and pursuing potentially accretive energy acquisitions.

The Proposed Resolution will send negative signals to the market and reduce strategic optionality.

The Company is not currently contemplating undertaking any equity financing, nor does the Company currently have any agreements in place to complete acquisitions which would involve the issuance of Shares. However, if the Share Limit is approved, it will signal to investors and potential counterparties that the Company is highly constrained in pursuing any growth or partnership opportunities. This perception may deter potential strategic partners, increase required acquisition premiums or result in the Company losing out on acquisition opportunities altogether, and may diminish the value of the Company’s share capital and reduce the consideration shareholders receive in any potential sale of the Company or its assets.

If the Company is required to pre-announce proposed issuances by calling a shareholders’ meeting to approve increasing the Share Limit, the Company’s negotiating leverage will be reduced in any potential transaction, which will harm the Company’s competitive position and shareholder value. The Company may also be unable to complete smaller transactions in respect of which the Board cannot justify incurring the costs of calling a shareholders’ meeting to approve, resulting in further missed opportunities for the Company.

2

The Company is already subject to existing regulatory safeguards.

The Company is a “reporting issuer” in Canada and a “foreign private issuer” in the United States, and the Shares are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market. The rules of the TSX and Nasdaq and applicable Canadian and US securities laws already impose robust limits on dilution and require shareholder approval for certain significant issuances, related party participation and amendments to the Incentive Plans. These rules and regulations protect shareholders without unduly restricting ordinary-course share issuances.

Superimposing the Share Limit on top of these regulatory limits would add a second, inflexible approval hurdle for many transactions that are already regulated and, in appropriate cases, already subject to shareholder approval. This redundancy will introduce execution risk without a commensurate governance benefit.

The Board must discharge its fiduciary duties and act in the best interests of the Company.

The Board is committed to act in the best interests of the Company and, in accordance with the Board’s fiduciary duties, will consider long-term value creation and value maximizing alternatives in the interests of all shareholders. If passed, the Proposed Resolution will impede the board’s ability to discharge its fiduciary duties, especially in dynamic market conditions.

The Proposed Resolution will prevent the Company from utilizing the shareholder-approved pool of Stock Options and RSUs.

The number of Shares reserved for issuance under the Incentive Plans is equal to 8% of the Company’s issued and outstanding Shares from time to time on a “rolling” basis, with all unallocated entitlements under the Incentive Plans subject to shareholder approval every three years. At the Company’s 2023 and 2025 annual general shareholder meetings, over 95% of the shareholders of the Company in attendance at such meetings approved the Company’s Stock Option and RSU plans, respectively, as well as all unallocated entitlements thereunder.

The Proposed Resolution would meaningfully restrict the Board’s ability to utilize the shareholder-approved room available to the Company under the Incentive Plans, since any Shares underlying new grants of Stock Options or RSUs will be subject to the Share Limit. The ability to grant equity-based awards is a key part of the Company’s approach to compensation: the Board believes it is critical to create and maintain compensation programs that attract and retain committed, highly qualified personnel and to motivate them to assist in the achievement of the Company’s business objectives by providing appropriate rewards and incentives. These incentives align the interests of such personnel with those of the shareholders and also assist the Company in managing its cash resources. The Proposed Resolution will undermine a core tool of responsible governance and value creation for the Company.

Recommendation of the Board

The current board of the directors of the Company has consistently taken a conservative approach to capital management and has avoided dilution events that would negatively impact the value of shareholders’ investments. However, retaining sufficient authorized share capacity, while continuing to comply with existing securities laws and stock exchange requirements, better balances flexibility with shareholder protections than a fixed cap at or near current fully-diluted share levels. In the pursuit of the Company’s goals, the Board believes that maintaining share issuance flexibility will support market confidence that the Company can respond quickly to opportunities and risks.

3

Management and the Board therefore unanimously recommends that shareholders vote against the Proposed Resolution. Unless otherwise instructed, the persons named as proxyholder in the enclosed GREEN Proxy intend to vote against the Proposed Resolution.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote against the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF THE GREEN PROXY FOR REGISTERED HOLDERS

Completed forms of proxy must be deposited at or mailed to the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6; or sent by fax to Computershare Trust Company of Canada, Proxy Department at 1-866-249-7775 within North America or (416) 263-9524 outside North America, not later than two business days, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Shareholders may also vote online or by telephone as outlined below. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

4

VOTING FOR NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your Shares through a broker, you are likely to be a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the GREEN Proxy, to the Nominees for distribution to non-registered holders. Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Non-Registered Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. The Company has distributed the meeting materials to intermediaries for distribution to NOBOs. The Company intends to pay for an intermediary to deliver to “objecting beneficial owners” (or “OBOs”) the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary.

Registered and non-registered shareholders may vote using the following methods:

VOTING METHOD	BENEFICIAL SHAREHOLDERS Shares held with a broker, bank, or other intermediary.	REGISTERED SHAREHOLDERS Shares held in own name and represented by a physical certificate or DRS.
	Go to www.proxyvote.com, use the 16-digit control number printed on the voting instruction form and follow the instructions on the screen.	Go to www.investorvote.com, use the 15-digit control number printed on the form of proxy and follow the instructions on the screen.

	Call the toll-free number listed on your Voting Instruction Form (VIF) and vote using the control number provided therein.	1-866-732-VOTE (8683)

	Complete, date and sign the GREEN Proxy and return it in the enclosed postage paid envelope.	Complete, date and sign your GREEN Proxy and return it in the enclosed postage paid envelope to: Computershare Investor Services Inc. 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6

Additionally, Kolibri may use Broadridge Investor Communications Corporation’s QuickVote™ system to assist Shareholders with voting their Shares. Certain non-registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by the Company or its solicitation agents to conveniently obtain a vote directly over the phone.

5

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a shareholder, his or her attorney authorized in writing or, if the shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

NOTICE-AND-ACCESS

The Company is not sending this Information Circular to registered or beneficial shareholders using “notice-and-access” as defined under NI 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators.

PERSONS MAKING THE SOLICITATION

The Company will conduct its solicitation primarily by mail, but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Company. In addition, the Company has retained the services of Laurel Hill Advisory Group to assist with shareholder communication and, if directed by the Company, the solicitation of proxies. Laurel Hill’s telephone number is 1 (877) 452-7184 (North American Toll Free) or (416) 304-0211 (outside North America) and its email address is assistance@laurelhill.com. The Company will bear the costs of solicitation. Also, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related materials to non-registered shareholders of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares without par value, of which 35,376,833 Shares are issued and outstanding as of October 6, 2025, the record date for the Meeting (the “Record Date”). Persons who are registered shareholders at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares currently issued and outstanding.

6

To the knowledge of the directors and executive officers of the Company, except as disclosed below, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all Shares of the Company:

Shareholder	Number of Shares		Percentage of Issued Capital (%)
TFG Asset Management UK LLP	7,070,568	(1)	19.9%
Livermore Partners LLC(2)	5,659,953		16.0%
Harrington Global Opportunities Fund Limited	4,077,050	(3)	11.5%

(1)	Based on TFG Asset Management UK LLP’s Form 62-103F3 Required Disclosure by an Eligible Institutional Investor filed on September 10, 2025.

(2)	The managing director of Livermore Partners LLC is David Neuhauser, a director of the Company, who exercises control or direction over the Shares owned by Livermore Partners LLC.

(3)	Estimated on a post-consolidation basis based on Harrington Global Opportunities Fund Limited’s SEDI filings.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any director or officer of the Company, any person or company who beneficially owns, controls or directs, directly or indirectly, more than 10 percent of the Company’s voting securities, or any associate or affiliate of such person in any transaction since January 1, 2024 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries.

AUDITOR

The auditor of the Company is BDO USA, P.C. at its offices of 2929 Allen Parkway, 20th Floor, Houston, Texas, 77019. BDO USA P.C. was appointed as the Company’s auditor on September 25, 2024.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company at any time since the start of the Company’s most recent completed financial year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the year ended December 31, 2024 has there been any indebtedness of any director or officer, or any associate of any such director or officer, to the Company or to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

7

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Chief Financial Officer of the Company at 925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320, Telephone: (805) 484-3613 to request copies of the Company’s financial statements and Management Discussion and Analysis.

Financial information is provided in the Company’s consolidated financial statements and the Management Discussion and Analysis related thereto for the year ended December 31, 2024 which are available on SEDAR+ at www.sedarplus.ca.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 6th day of October, 2025.

Approved by the Board of Directors of
Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER
President and Chief Executive Officer

8

SCHEDULE “A”

SHAREHOLDER REQUISITION

(See attached)

DELIVERED BY E-MAIL & REGISTERED MAIL

September 3, 2025

<u>**To**</u>:

Kolibri Global Energy Inc. ("**Kolibri**" or the "**Company**")

[*Redacted*]
DuMoulin Black LLP
15th Floor, 1111 West Hastings Street
Vancouver, BC V6E 2J3
Canada

- and -

925 Broadbeck Drive, Suite 220
Thousand Oaks, CA 91360
United States

being the registered office and head office, respectively, of Kolibri via email to info@kolibrienergy.com

And to: The board of directors of the Company (the **Board**), being:

Evan Templeton	[*Redacted - Email Addresses*]
Wolf Regener	
David Neuhauser	
Leslie O'Connor	
Douglas Urch	

Attention: Evan Templeton, Chair of the Board

Dear Mr. Templeton:

Re: Requisition of General Meeting of Shareholders of the Company

CDS & Co., the nominee of CDS Clearing and Depository Services Inc. (**CDS**), is the registered holder of common shares of the Company (the **Shares**) as of September 2, 2025, held as follows:

CANADIAN ISIN #: CA50043K4063 29,050,938 Shares

CDS is informed by certain of its participants, J.P. Morgan Securities Canada Inc. (**JPM**) and CIBC Mellon Trust Company (**CIBC Mellon**) (each, a **Participant** and together, the **Participants**) that 4,391,018 Shares, being not less than 1/20th of all outstanding Shares carrying the right to vote at general meetings (the **CDS Concerned Shareholder Shares**) credited to the Participants' CDS accounts in the above ISIN are held by the Participants as follows:

- 1,879,699 of the Shares credited to JPM's CDS account in the above ISIN are held by affiliates of JPM as custodian on behalf of Westbourne River Event Master Fund, acting through its agent TFG

CDS Requisition Cover Letter (Kolibri)
(13-08-2025) (002).docx

Asset Management UK LLP (the **Concerned Shareholder**), who is the beneficial owner of such Shares;

- 2,511,319 of the Shares credited to CIBC Mellon's CDS account in the above ISIN are held by UBS AG Long Branch as custodian on behalf of the Concerned Shareholder, who is the beneficial owner of such Shares;

At the request of the Participants on behalf of the Concerned Shareholder, CDS, as the shareholder of record of the CDS Concerned Shareholder Shares, hereby requisitions the Board to call a general meeting of the shareholders of Kolibri, for the purposes set out in the attached Schedule "A", which Schedule are incorporated by reference herein (collectively, the **Requisition**).

While CDS is furnishing the Requisition as the shareholder of record of the CDS Concerned Shareholder Shares, it does so only at the request of the Participants and only as a nominal party for the true parties in interest, the Concerned Shareholder. CDS has no interest in this matter, other than to take those steps that are necessary to ensure that the Concerned Shareholder are not denied their rights as the beneficial owners of the CDS Concerned Shareholder Shares, and CDS assumes no further responsibility in this matter.

Kindly direct further communications regarding this Requisition to [*Redacted*].

Yours very truly,

CDS & CO.

(signed)	(signed)
Name:	Name:
Title:	Title:

SCHEDULE "A"

This is Schedule "A" to the requisition of a general meeting of shareholders of Kolibri Global Energy Inc. (the ***Company****) made on August* 22, 2025 by *CDS & Co., as nominee of CDS Clearing and Depository Services Inc. (the* ***Requisition****). This Schedule "A" is incorporated by reference in, and forms part of, the Requisition.*

<u>REQUISITION FOR GENERAL MEETING OF SHAREHOLDERS OF KOLIBRI GLOBAL ENERGY INC.</u>

THE UNDERSIGNED, being the holder, as of the date hereof, in aggregate of at least 1/20th of the issued shares of the Company that carry the right to vote at general meetings of shareholders of the Company, hereby requisitions the board of directors of the Company (the **Board**) to call a general meeting of the shareholders of the Company (the "**Meeting**") pursuant to Section 167 of the *Business Corporations Act* (British Columbia) (the "**Act**") for the transaction of the following business:

In the event that the Board does not, within 21 days after the date on which this Requisition is received by the Company, send notice of the Meeting in accordance with Subsection 167(5) of the Act, the Board is hereby notified that the undersigned, subject to and upon receipt of further instructions from the applicable Participants, will call the Meeting in accordance with Subsection 167(8) of the Act.

The undersigned hereby represents and warrants that it is the holder of not less than five percent (5%) of the Shares.

Delivery of an executed signature page of this requisition instrument by telecopy or other electronic transmission shall be effective as delivery of a manually executed signature page of this Requisition.

[*Remainder of this page intentionally left blank. Signature page follows*.]

DATED the 3rd day of September, 2025.

CDS & CO.

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

Address of the registered holder of Shares:

CDS Clearing and Depository Services Inc.
100 Adelaide Street West, Suite 300
Toronto, ON
M5H 1S3
Attn: [*Redacted*]

THE BOARD OF DIRECTORS OF KOLIBRI GLOBAL ENERGY INC. RECOMMENDS SHAREHOLDERS VOTE AGAINST THE SHAREHOLDER RESOLUTION.

VOTE USING THE GREEN PROXY PRIOR TO 9:00 A.M. (PACIFIC TIME)
ON FRIDAY NOVEMBER 21, 2025

VOTING METHOD	BENEFICIAL SHAREHOLDERS Shares held with a broker, bank, or other intermediary.	REGISTERED SHAREHOLDERS Shares held in own name and represented by a physical certificate or DRS.

	Go to www.proxyvote.com, use the 16-digit control number printed on the voting instruction form and follow the instructions on the screen.	Go to www.investorvote.com, use the 15-digit control number printed on the form of proxy and follow the instructions on the screen.

	Call the toll-free number listed on your Voting Instruction Form (VIF) and vote using the control number provided therein.	1-866-732-VOTE (8683)

	Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.	Complete, date and sign your form of proxy and return it in the enclosed postage paid envelope to: Computershare Investor Services Inc. 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6